Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a)

Name, Address, Occupation:
Peter Joseph Nofal
GRD Minproc Limited, Level 14, 140 St Georges Terrace, Perth, WA, 6000, Australia
Chemical Engineer, employed as Manager Studies, GRD Minproc Limited.

b)

Title and Date of Technical Report:
"Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC"

c)

Qualifications:
I graduated from the University of the Witwatersrand with a BSc (Eng) in chemical engineering in 1982. I am a Fellow of the Australasian Institute of Mining and Metallurgy (No. 207660). I have practiced my profession continuously since 1982 and have experience in metallurgical operations and consulting at and for mines in various countries including South Africa, Australia, Philippines, New Caledonia, Bulgaria and Democratic Republic of Congo. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)

Site Inspection:
I have inspected the site in October 2004.

e)

Responsibilities:
I was responsible for reviewing and authorizing the report entitled: "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" dated April 2007.

f)

Independence:
I am independent of Tenke Mining Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

g)

Prior Involvement
I have had no prior involvement with the project.

h)

Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

i)

Disclosure
As of 12th April 2007 to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated, this 12th day of April 2007.

Peter Joseph Nofal

Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

CERTIFICATE OF AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

a)

I am President of:
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia
V3Y 2T9

b)

I graduated with a Bachelors degree in Geology from the Queen’s University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen’s University in 1990.

c)

I am a member of the Association of Professional Engineers of British Columbia.

d)

I have worked as a geologist and mining engineer for a total of 29 years since my graduation from university.

e)

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

f)

I am responsible for portions of Section 3 through 17 and Sections 19 through 26 of the report and a review of the resource estimation and mine planning procedures. I visited the site February 16 to February 18, 2006.

g)

I have had prior involvement with the property that is the subject of the Technical Report participating in the preparation of an earlier report "Resource Estimate Summary Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo", published May 2006.

h)

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

i)

I am independent of the issuer applying all the tests in section 1.4 of National Instrument 43-101.

j)

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

k)

I consent to the filing of the "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated, this 12th day of April 2007.

John Nilsson, P.Eng.

Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a)

Name, Address, Occupation:
David Graeme Walker
Golder Associates Africa (Pty) Ltd, Thutuka Park, Matuka Close, Halfway Gardens Ext 25, Midrand, South Africa, 1655
Principal, employed as Manager Mine Services, Golder Associates Africa (Pty) Ltd.

b)

Title and Date of Technical Report:
"Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC"

c)

Qualifications:
I graduated from the University of the Witwatersrand with a BSc Geology in 1988 and BSc (Hons) in engineering geology in 1989 from the University of Pretoria. I am a member of the South Africa Institute of Engineering Geologists and registered with the SA Council for Natural Scientists (No. 400123/93). I have practiced my profession continuously since 1988 and have experience in consulting services for geotechnical engineering, TSF design, and groundwater investigation and supply for mines in various countries including South Africa, Angola, Botswana, CAR, DRC, Lesotho, Mali, Mozambique, Namibia, Swaziland, Zambia and Zimbabwe. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)

Site Inspection:
I have visited the site several times.

e)

Responsibilities:
I was responsible for reviewing and authorizing the Sections 5.9, 23.3 and 23.4 and all summaries of tailings, geotech and hydrology in the report entitled: "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC".

f)

Independence:
I am independent of Tenke Mining Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

g)

Prior Involvement
I have had no prior involvement with the project.

h)

Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

i)

Disclosure
As of 12th April 2007, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated, this 12th day of April 2007.

David Graeme Walker

Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a)

Name, Address, Occupation:
Robert Michael Raine
Golder Associates Ltd.
1000, 940 6th Ave SW, Calgary, Alberta T2P 3T1
Biologist employed as Principal, Golder Associates, Calgary, Alberta.

b)

Title and Date of Technical Report:
"Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC"

c)

Qualifications:
I graduated from McGill University with a BSc (Ecology) in 1977 and the University of the Manitoba with a MSc (Zoology) in 1981. I am a Professional Biologist in the Province of Alberta and a Certified Wildlife Biologist in the United States (the Wildlife Society). I have practiced my profession continuously since 1982 and have experience in conducting environmental assessments for mining projects in various continents including Africa, North and South America and Asia. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)

Site Inspection:
I visited the site in 2004, 2005 and 2006.

e)

Responsibilities:
I was responsible for reviewing and authorizing the sections of the report entitled: "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" dated April 2007 that dealt with a summary of the Environmental and Social Impact Assessment study. I also was responsible for reviewing and authorizing the report entitled: "Tenke Fungurume Environmental and Social Impact Assessment" dated March 2007 that dealt with the environmental and social impacts of the project.

f)

Independence:
I am independent of Tenke Mining Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

g)

Prior Involvement
I have had no prior involvement with the project.

h)

Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

i)

Disclosure
As of 12th April 2007, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated, this 12th day of April 2007

Michael Raine